# Boundless Robotics

## Balance Sheet
### As of December 31, 2022

| | JAN - DEC 2021 | JAN - DEC 2022 |
|---|---|---|
| ASSETS | | |
| Current Assets | | |
| Bank Accounts | | |
| Main Street Checking | 312,290.39 | 850,714.55 |
| Northern Bank Checking | 0.00 | 0.00 |
| Petty Cash | 0.00 | 450.00 |
| **Total Bank Accounts** | **$312,290.39** | **$851,164.55** |
| Other Current Assets | | |
| Inventory Asset | 71,466.70 | 14,118.79 |
| **Total Other Current Assets** | **$71,466.70** | **$14,118.79** |
| **Total Current Assets** | **$383,757.09** | **$865,283.34** |
| Fixed Assets | | |
| Equipment | 5,594.03 | 5,786.36 |
| **Total Fixed Assets** | **$5,594.03** | **$5,786.36** |
| **TOTAL ASSETS** | **$389,351.12** | **$871,069.70** |
| LIABILITIES AND EQUITY | | |
| Liabilities | | |
| Current Liabilities | | |
| Credit Cards | | |
| Amex Business Card | -7,413.39 | -7,491.92 |
| C. PALME (8218) | 8,425.62 | -2,483.90 |
| **Total Credit Cards** | **$1,012.23** | **$ -9,975.82** |
| Other Current Liabilities | | |
| Due to Carl Palme | 0.00 | 0.00 |
| **Total Other Current Liabilities** | **$0.00** | **$0.00** |
| **Total Current Liabilities** | **$1,012.23** | **$ -9,975.82** |
| **Total Liabilities** | **$1,012.23** | **$ -9,975.82** |
| Equity | | |
| Incentive Stock Option Purchase | 237.97 | 237.97 |
| Investor Investment | 755,000.00 | 1,646,475.34 |
| Opening Balance Equity | -500.00 | -500.00 |
| Owner's Investment | 20,000.00 | 20,000.00 |
| Retained Earnings | -21,146.18 | -386,399.08 |
| Net Income | -365,252.90 | -398,768.71 |
| **Total Equity** | **$388,338.89** | **$881,045.52** |
| **TOTAL LIABILITIES AND EQUITY** | **$389,351.12** | **$871,069.70** |